As filed with the Securities and Exchange Commission on April 16, 2013

Registration No. 333-

_____________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

兖州煤业股份有限公司

(Exact name of issuer of deposited securities as specified in its charter)

YANZHOU COAL MINING COMPANY LIMITED

(Translation of issuer's name into English)

THE PEOPLE’S REPUBLIC OF CHINA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing H Shares of Yanzhou Coal Mining Company Limited	50,000,000 American Depositary Shares	$5.00	$2,500,000	$341.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the

Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-07800).

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles 15 and 16
(iii) The collection and distribution of dividends	Articles 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles 11, 15 and 16
(v) The sale or exercise of rights	Articles 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles 13, 18 and 23
3. Fees and Charges	Article 7
Item - 2.	Available Information
Public reports furnished by issuer	Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of March 27, 1998, as amended and restated as of June 27, 2008, as further amended and restated as of ____________, 2013, among Yanzhou Coal Mining Company Limited, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement, to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. - Not Applicable.

Item - 4. Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 16, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares for H Shares of Yanzhou Coal Mining Company Limited

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, YANZHOU COAL MINING COMPANY LIMITED has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Zoucheng, Shandong Province, the PRC on April 16, 2013.

YANZHOU COAL MINING COMPANY LIMITED

By: /s/ LI Weimin

Name: LI Weimin

Title: Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 16, 2013.

/s/ WANG Xin	/s/ ZHANG Yingmin
WANG Xin	ZHANG Yingmin
Vice Chairman of the Board	Director, General Manager and Chief Executive Officer

/s/ SHI Xuerang	/s/ WU Yuxiang
SHI Xuerang	WU Yuxiang
Director	Director, Chief Financial Officer and Chief Accounting Officer

/s/ ZHANG Baocai	/s/ DONG Yunqing
ZHANG Baocai	DONG Yunqing
Director, Deputy General Manager and Secretary to the Board	Director

AUTHORIZED U.S. REPRESENTATIVE

PUGLISI & ASSOCIATES
as Authorized U.S. Representative

By	/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director
Puglisi & Associates

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of March 27, 1998, as amended and restated as of June 27, 2008, as further amended and restated as of ____________, 2013, among Yanzhou Coal Mining Company Limited, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.